

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Barry Shin
Chief Financial Officer
TREVENA INC
955 Chesterbrook Blvd
Suite 110
Chesterbrook, PA 19087

      Re: TREVENA INC
           Form 10-K for the Year Ended December 31, 2022
           File No. 001-36193

Dear Barry Shin:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences